

August 30, 2007

By facsimile to (212) 608-9687 and U.S. Mail

Mr. Geoffrey Donaldson
Chairman and Chief Executive Officer
Versadial, Inc.
305 Madison Avenue
New York, NY 10165

Re: Versadial, Inc.
        Pre-effective Amendment 1 to Registration Statement on Form SB-2
        Filed August 13, 2007
        File No. 333-141365
        Form 10-QSB for the Quarter Ended March 31, 2007

Dear Mr. Donaldson:

We reviewed your filings and have the comments below. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

FORM SB-2/A

General

1.   We note your response to prior comment 1 and your disclosure on page 2 that you are registering 30% of your outstanding stock. Please note that the determination of whether or not a resale offering is a primary offering is based upon the percentage of shares being registered in relation to the number of shares outstanding that are held by non-affiliates. It appears that your public float is approximately 6,553,997 shares and that you are registering 62% of that amount which appears to represent a primary offering. We therefore restate prior comment 1.

2.   Please provide appropriate MD & A and Risk Factor disclosure regarding the amount of royalties you owe and your inability to make royalty payments.

Risk Factors, page 2

3.   Please provide appropriate disclosure regarding the risks from single source supplying and the risks associated with four customers accounting for 87% of your revenues.

Selling Security Holder, page 9

4.   Please make it clear which in which transaction the shares you are registering were received.

Plan of Distribution, page 12

5.   Based upon the nature of the offering, please disclose that the selling security holder may be deemed to be an underwriter.

Business, page 17
Manufacturing, page 21

6.   Provide identify the German manufacturer and file the manufacturing agreement as an exhibit.

Financial Statements

Financial Statements for the Year Ended June 30, 2006
General

7.   We have reviewed your response to prior comment 50. As we previously requested, please disclose in your Form SB-2/A the amount of assets and revenues for the years ended June 30, 2006 and 2005 that are attributed to the United States of America, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

Statements of Cash Flows, page 48

8.   We have reviewed your response to prior comment 51. Given your response that accrued expenses are not deemed to be material, please tell us the amount of your accrued expenses for each period presented.

9.   We have reviewed your response to prior comment 52. Given your response that exchange rate changes are not deemed to be material, please tell us the effect of exchange rate changes on cash balances for each period presented.

Note 5 – Summary of Significant Accounting Policies, page 52

General

10.   We have reviewed your response to prior comment 55. As we previously requested, please disclose in your Form SB-2/A the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

Revenue Recognition, page 53

11.   We have reviewed your response to prior comment 56. Please also update your revenue recognition footnote in your June 30, 2006 financial statements. In addition, as previously requested, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Note 18 – Major Customers, page 66

12.   We have reviewed your response to prior comment 59. As we previously requested, please disclose in your Form SB-2/A the total amount of revenues for each period presented from each customer who represents ten percent or more of your revenues. See paragraph 39 of SFAS 131.

Financial Statements for the Period Ended March 31, 2007
General

13.   We have reviewed your response to prior comment 46. It is not clear where you have added disclosure concerning your major classes of inventory, as well as the corresponding amounts in each class. Please advise or revise.

14.   We have reviewed your response to prior comment 47. Please present Article 11 pro forma financial statements regarding the reverse merger between Innopump and Versadial. In doing so, please ensure that the note to each pro forma adjustment shows precisely how each adjustment was computed. Please refer to Item 310(d).

Note 6 – Debt Conversion and Repayment, page 81

15.   Please update your disclosure regarding interest expense on the notes through March 31, 2007, as opposed to your current disclosure of interest expense for the six and three months ended December 31, 2006.

Signatures

16.   Please note that your principal financial officer and principal accounting officer must sign the registration statement. Please identify which officer(s) serve in these positions.

FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2007

Item 3 – Controls and Procedures, page 22

17.   We note that you define disclosure controls and procedures as those controls and procedures "that are designed to ensure that information required to be disclosed by [you] in the reports that [you] file under the Exchange Act is recorded, processed, summarized and reported within the required time periods." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

18.   You also indicate that your disclosure controls and procedures are "effective at ensuring that required information will be disclosed on a timely basis in our periodic reports filed under and pursuant to the Exchange Act." Please revise to disclose whether your disclosure controls and procedures were effective in satisfying the complete definition of

disclosure controls and procedures. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

19. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter, as opposed to your current disclosure concerning changes in internal controls subsequent to the date of evaluation. See Item 308 of Regulation S-B.

Closing

You may direct questions on accounting comments to Jeffrey Gordon, Staff Accountant, at (202) 551-3743 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert Barandes, Esq.
Bechman, Lieberman & Barandes, LLP
116 John Stree, Suite 1313
New York, NY 10038